EMI

04 MAR 23 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

12th March, 2004.

Attn: Filing Desk - Stop 1-4

04010764

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th March 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 12th March 2004, confirming that The Goldman Sachs Group, Inc. had, as at 10th March 2004, decreased its interest in EMI Group plc Ordinary Shares of 14p each to 38,973,713 shares, being 4.94% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

Enc.

dlw 3/23

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/22

Company Announcements Office,
London Stock Exchange.

12th March, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 12th March 2004, that, as at 10th March 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 38,973,713 shares, being 4.94% of the shares in issue. We were further notified that 25,734,558 shares were held by Goldman, Sachs & Co. and 13,239,155 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231